# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Palmer Square Capital BDC Inc., CIK 0001794776
CUSIP: 69702V107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1900 SHAWNEE MISSION PARKWAY, SUITE 315, MISSION WOODS, Kansas (KS), 66205
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001801082

## Reporting persons
- Alaris Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Missouri (MO); shared voting power 1,518,222; shared dispositive power 1,518,222; aggregate amount beneficially owned 1,518,222 (4.9% of the class)
- Alaris Capital, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Missouri (MO); shared voting power 1,518,222; shared dispositive power 1,518,222; aggregate amount beneficially owned 1,518,222 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Palmer Square Capital BDC Inc.
Address of issuer's principal executive offices: 1900 SHAWNEE MISSION PARKWAY, SUITE 315, MISSION WOODS, KANSAS, 66205

## Item 2. Person Filing
Name of person filing:
Alaris Master Fund LP
Alaris Capital, LLC
Address of principal business office or, if none, residence: 4900 Main Street, Suite 600, Kansas City, Missouri 64112
Citizenship: USA - Missouri

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,518,222 shares deemed beneficially owned by Alaris Master Fund LP
1,518,222 shares deemed beneficially owned by Alaris Capital, LLC
Percent of class:
4.9 % deemed beneficially owned by Alaris Master Fund LP
4.9 % deemed beneficially owned by Alaris Capital, LLC
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
1,518,222 shares deemed beneficially owned by Alaris Master Fund LP
1,518,222 shares deemed beneficially owned by Alaris Capital, LLC
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,518,222 shares deemed beneficially owned by Alaris Master Fund LP
1,518,222 shares deemed beneficially owned by Alaris Capital, LLC

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alaris Master Fund LP: Hunter Armistead, Chief Investment Officer (07/02/2026)
- Alaris Capital, LLC: Hunter Armistead, Chief Investment Officer (07/02/2026)